Exhibit 99.351

Nextech AR Solutions Positioned To Lead The Metaverse With Today's Closing Of ARWAY Ltd. Nextech Expands Its Tech Stack With ARWAY’s Cloud - 3D Mapping Technology

VANCOUVER, BC - Canada - August 26th, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services, is pleased to announce that it has closed the previously announced acquisition of U.K. based spatial computing company ARWAY Ltd. (“ARway”) in an all-stock transaction and will hire key founders Baran Korkmaz and Nikhil Sawlani. This acquisition provides Nextech AR with a spatial mapping platform critical to building “mini-metaverses”, which the Company is actively pursuing and believes is a market opportunity as big as the metaverse itself.

Industry leaders such as Facebook, Epic Games, Microsoft and others have all identified the Metaverse as the future of the internet and computing itself. ARway AR cloud and 3D mapping technologies combined with Nextech's scalable solutions for AR e-commerce, AR advertising, HoloX Human Holograms and AR Portals put Nextech in a leadership position in the race to the Metaverse.

To highlight this, Nextech’s CEO Evan Gappelberg and Founder of newly acquired ARway Baran Korkmaz sat down to discuss Nextech's vision for "mini-metaverses"; ARway's spatial mapping technology and what this acquisition means for Nextech's future… Watch the livestream event here With the announcement of the acquisition on August 10th, Evan Gappelberg, CEO of Nextech AR Solutions noted, “The potential for Nextech to be first to market with mini-metaverses, spatial maps as NFT’s in the metaverse and leveraging our creator platform HoloX to populate the metaverse with content at scale is super exciting to me. With (Nextech's) global sales and marketing machine, our combined AI teams and our existing AR tech and resources as a public company, I feel confident that we will quickly take a leadership position in the AR metaverse!”

Baran Korkmaz, CEO Co-founder of ARway furthered Gappelberg's sentiment when the acquisition was announced, “I believe this will be a historic moment in the development of the Metaverse, a vision that started over four years ago with ARway. Unifying human-machine understanding by connecting the digital and physical world to empower people to connect and share in deeper, more meaningful ways. And this vision is now becoming a reality with our new family at Nextech."

ARway CEO and Co-founder Baran Korkmaz will be joining Nextech AR as Product Manager, AR, and ARway Co-founder Nikhil Sawlani will be joining as Software Engineer, AR.

Upon closing of the acquisition, the Company issued 609,666 common shares in the capital of the Company at a deemed value of CAD$2.06 per share. The common shares will be subject to certain contractual restrictions on trading for a period of up to 23 months from the date of issuance, and a statutory hold period expiring on December 27, 2021. Watch a preview of ARway’s 3D mapping technology. This video showcases the 3D mapping of Westfield London's atrium (size of a football pitch). The mapping was completed in under two minutes, using ARway’'s new spatial mapping engine. This technology is critical in scaling the creation of 3D maps to support geo-location based AR experiences, and will assist in executing the company’s vision of “mini-metaverses” (malls, university campuses, theme parks, stores, corporate headquarters, etc). Once the 3D maps are created, AR experiences such as wayfinding, human holograms, ads, products and more can populate the “mini-metaverse” at scale and provide immersive, engaging experiences for consumers. Watch Now

Preview what the 3D-Spatial Map looks like: Watch Now

About ARway

A spatial mapping platform critical to building the Metaverse. It is a Unity based platform that uses AI to scan and recognize surroundings for hyper-accurate location based 3D mapping. ARway provides users with an Augmented Reality Software Kit (SDK) to frame the digital world in a few minutes and combines robust mapping technologies for location persistent AR experiences across ARkit, ARcore and Microsoft Azure Spatial Anchors, delivered on cross-platforms Unity today, Unreal, Android Studio and Xcode/Swift soon, which unlocks true spatial computing within a single toolkit for iOS, Android and Hololens.

ARway has been creating persistence location experiences such as indoor navigation, guided tours, treasure hunts and many more with its No-code platform and has developed an ecosystem with over 1000+ developers, having created 3D maps in over 60 countries, with notable customers such as the British Telecom, Bosch, AirAsia, HCG Hospital, The City of London and the Guildhall School of Music and Drama, Nomtek.

On behalf of the Board of Nextech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

“Bradley Gittings”

investor.relations@nextechar.com

Forward-looking Statements

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements in this release include statements regarding the prospective nature of the metaverse and “mini-metaverse” and the Company’s potential leadership position in the market are subject to known and unknown risks, uncertainties and other factors. These factors include risks associated with the development of the operations of the Company as the Company’s plans are refined, the development of a market and successful applications for the metaverse and “mini-metaverse”, availability of financing and other risk factors identified in the Company’s public disclosure documents from time to time. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.